SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. __)*

Yingli Green Energy Holding Company Limited
(Name of Issuer)
Ordinary Shares; par value US$0.01 per share
(Title of Class of Securities)
98584B 1031
(CUSIP Number of Class of Securities)
January 7, 2009
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

     ☐ Rule 13d-1(b)

     ☑ Rule 13d-1(c)

     ☐ Rule 13d-1(d)

     * The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1 This CUSIP number applies to the Issuer’s American Depositary Shares, each representing one Ordinary Share

SCHEDULE 13G

CUSIP No.	98584B 103	Page	2	of	11

1	Names of Reporting Persons I.R.S. Identification Nos. of above persons (entities only)
Gold Sight International Limited

2	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☐

3	SEC Use Only

4	Citizenship or Place of Organization

British Virgin Islands

	5	Sole Voting Power

NUMBER OF		8,849,500 (1)

SHARES	6	Shared Voting Power
BENEFICIALLY
OWNED BY		-0-

EACH	7	Sole Dispositive Power
REPORTING
PERSON		8,849,500 (1)

WITH	8	Shared Dispositive Power

-0-

9	Aggregate Amount Beneficially Owned by Each Reporting Person

8,849,500 (1)

10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares

☐

11	Percent of Class Represented by Amount in Row (9)

6.94% (2)

12	Type of Reporting Person

CO
(1) Shares are held by Gold Sight International Limited (“Gold Sight”), a British Virgin Islands company and a wholly owned subsidiary of Trustbridge Partners II, L.P., a limited partnership whose general partner is TB Partners GP2, L.P. The general partner of TB Partners GP2, L.P. is TB Partners GP Limited. Assumes conversion of up to US$50 million in convertible notes held by Gold Sight into 8,849,500 ordinary shares, in connection with the Issuer’s acquisition of Cyber Power Group Limited on January 7, 2009.
(2) Percentage ownership reported based on 127,447,821 shares represented by the Issuer as outstanding as of January 6, 2009, and does not include up to 2,096,848 restricted shares issued but unvested under the Issuer’s 2006 stock incentive plan. Assuming vesting of all such additional restricted shares, the percentage held by the persons filing would be reduced to 6.83%.

SCHEDULE 13G

CUSIP No.	98584B 103	Page	3	of	11

1	Names of Reporting Persons I.R.S. Identification Nos. of above persons (entities only)
Trustbridge Partners II, L.P.

2	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☐

3	SEC Use Only

4	Citizenship or Place of Organization

Cayman Islands

	5	Sole Voting Power

NUMBER OF		8,849,500 (1)

SHARES	6	Shared Voting Power
BENEFICIALLY
OWNED BY		-0-

EACH	7	Sole Dispositive Power
REPORTING
PERSON		8,849,500 (1)

WITH	8	Shared Dispositive Power

-0-

9	Aggregate Amount Beneficially Owned by Each Reporting Person

8,849,500 (1)

10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares

☐

11	Percent of Class Represented by Amount in Row (9)

6.94% (2)

12	Type of Reporting Person

PN
(1) Shares are held by Gold Sight International Limited (“Gold Sight”), a British Virgin Islands company and a wholly owned subsidiary of Trustbridge Partners II, L.P., a limited partnership whose general partner is TB Partners GP2, L.P. The general partner of TB Partners GP2, L.P. is TB Partners GP Limited. Assumes conversion of up to US$50 million in convertible notes held by Gold Sight into 8,849,500 ordinary shares, in connection with the Issuer’s acquisition of Cyber Power Group Limited on January 7, 2009.
(2) Percentage ownership reported based on 127,447,821 shares represented by the Issuer as outstanding as of January 6, 2009, and does not include up to 2,096,848 restricted shares issued but unvested under the Issuer’s 2006 stock incentive plan. Assuming vesting of all such additional restricted shares, the percentage held by the persons filing would be reduced to 6.83%.

SCHEDULE 13G

CUSIP No.	98584B 103	Page	4	of	11

1	Names of Reporting Persons I.R.S. Identification Nos. of above persons (entities only)
TB Partners GP2, L.P.

2	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☐

3	SEC Use Only

4	Citizenship or Place of Organization

Cayman Islands

	5	Sole Voting Power

NUMBER OF		8,849,500 (1)

SHARES	6	Shared Voting Power
BENEFICIALLY
OWNED BY		-0-

EACH	7	Sole Dispositive Power
REPORTING
PERSON		8,849,500 (1)

WITH	8	Shared Dispositive Power

-0-

9	Aggregate Amount Beneficially Owned by Each Reporting Person

8,849,500 (1)

10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares

☐

11	Percent of Class Represented by Amount in Row (9)

6.94% (2)

12	Type of Reporting Person

PN
(1) Shares are held by Gold Sight International Limited (“Gold Sight”), a British Virgin Islands company and a wholly owned subsidiary of Trustbridge Partners II, L.P., a limited partnership whose general partner is TB Partners GP2, L.P. The general partner of TB Partners GP2, L.P. is TB Partners GP Limited. Assumes conversion of up to US$50 million in convertible notes held by Gold Sight into 8,849,500 ordinary shares, in connection with the Issuer’s acquisition of Cyber Power Group Limited on January 7, 2009.
(2) Percentage ownership reported based on 127,447,821 shares represented by the Issuer as outstanding as of January 6, 2009, and does not include up to 2,096,848 restricted shares issued but unvested under the Issuer’s 2006 stock incentive plan. Assuming vesting of all such additional restricted shares, the percentage held by the persons filing would be reduced to 6.83%.

CUSIP No.	98584B 103	Page	5	of	11

1	Names of Reporting Persons I.R.S. Identification Nos. of above persons (entities only)
TB Partners GP Limited

2	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☐

3	SEC Use Only

4	Citizenship or Place of Organization

Cayman Islands

	5	Sole Voting Power

NUMBER OF		10,659,587 (1)

SHARES	6	Shared Voting Power
BENEFICIALLY
OWNED BY		-0-

EACH	7	Sole Dispositive Power
REPORTING
PERSON		10,659,587 (1)

WITH	8	Shared Dispositive Power

-0-

9	Aggregate Amount Beneficially Owned by Each Reporting Person

10,659,587 (1)

10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares

☐

11	Percent of Class Represented by Amount in Row (9)

8.36% (2)

12	Type of Reporting Person

CO
(1) Includes (i) 1,114,550 shares held by TB Holdings Ltd. and 695,537 shares held by Inspiration Partners Limited, each a British Virgin Islands company and a wholly owned subsidiary of Trustbridge Partners I, L.P., a limited partnership whose general partner is TB Partners GP1, L.P., and (ii) 8,849,500 shares held by Gold Sight International Limited (“Gold Sight”), a British Virgin Islands company and wholly owned subsidiary of Trustbridge Partners II, L.P., a limited partnership whose general partner is TB Partners GP2, L.P. The general partner of each of TB Partners GP1, L.P. and TB Partners GP2, L.P. is TB Partners GP Limited. Assumes conversion of up to US$50 million in convertible notes held by Gold Sight into 8,849,500 ordinary shares, in connection with the Issuer’s acquisition of Cyber Power Group Limited on January 7, 2009.
(2) Percentage ownership reported based on 127,447,821 shares represented by the Issuer as outstanding as of January 6, 2009, and does not include up to 2,096,848 restricted shares issued but unvested under the Issuer’s 2006 stock incentive plan. Assuming vesting of all such additional restricted shares, the percentage held by the persons filing would be reduced to 8.23%.

Item 1.
(a)	Name of Issuer:

Yingli Green Energy Holding Company Limited (the “Issuer”)

(b)	Address of Issuer’s Principal Executive Offices:

No. 3055 Middle Fuxing Road Baoding 071051 People’s Republic of China
Item 2.
(a)	Name of Persons Filing:

TB Partners GP Limited, which is the controlling person of TB Partners GP2, L.P., which is the controlling person of Trustbridge Partners II, L.P., which is the controlling person of Gold Sight International Limited.

(b)	Address of Principal Business Office or, if none, Residence:

2701B, Azia Center 1233 Lujiazui Ring Road Shanghai, People’s Republic of China

(c)	Citizenship:

Gold Sight International Limited:	British Virgin Islands
Trustbridge Partners II, L.P:	Cayman Islands
TB Partners GP2, L.P.:	Cayman Islands
TB Partners GP Limited:	Cayman Islands
(d)	Title of Class of Securities:

Ordinary Shares

(e)	CUSIP Number:

98584B 103

Item 3.	If this statement is filed pursuant to Rule 13d-1(b) or 13d-2(b) or (c), check whether the person filing is a:

(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8)

(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);

(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);

(g)	☐	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);

(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a- 3);

(j)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(J)

Not Applicable.

Item 4.	Ownership

				Gold Sight
	TB Partners GP	TB Partners GP2,	Trustbridge	International
	Limited	L.P.	Partners II, L.P.	Limited
(a) Amount beneficially owned:	10,659,587	8,849,500	8,849,500	8,849,500
(b) Percent of class:	8.36%+	6.94%++	6.94%++	6.94%++
(c) Number of shares as to which the person has:
(i) Sole power to vote or to direct the vote:	10,659,587	8,849,500	8,849,500	8,849,500
(ii) Shared power to vote or to direct the vote:	-0-	-0-	-0-	-0-
(iii) Sole power to dispose or to direct the disposition of:	10,659,587	8,849,500	8,849,500	8,849,500
(iv) Shared power to dispose or to direct the disposition of:	-0-	-0-	-0-	-0-

+	Percentage ownership reported based on 127,447,821 shares represented by the Issuer as outstanding as of January 6, 2009, and does not include up to 2,096,848 restricted shares issued but unvested under the Issuer’s 2006 stock incentive plan. Assuming vesting of all such additional restricted shares, the percentage held by the persons filing would be reduced to 8.23%. Assumes conversion of up to US$50 million in convertible notes held by Gold Sight into 8,849,500 ordinary shares, in connection with the Issuer's acquisition of Cyber Power Group Limited on January 7, 2009.

++	Percentage ownership reported based on 127,447,821 shares represented by the Issuer as outstanding as of January 6, 2009, and does not include up to 2,096,848 restricted shares issued but unvested under the Issuer's 2006 stock incentive plan. Assuming vesting of all such additional restricted shares, the percentage held by the persons filing would be reduced to 6.83%. Assumes conversion of up to US$50 million in convertible notes held by Gold Sight into 8,849,500 ordinary shares, in connection with the Issuer’s acquisition of Cyber Power Group Limited on January 7, 2009.

Item 5.	Ownership of Five Percent or Less of a Class
     If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following: ☐

Item 6.	Ownership of More Than Five Percent on Behalf of Another Person
     Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company
     Not applicable.

Item 8.	Identification and Classification of Members of the Group
     Not applicable.

Item 9.	Notice of Dissolution of Group

     Not applicable.

Item 10.	Certification
     By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: January 16, 2009	GOLD SIGHT INTERNATIONAL LIMITED
	By:	/s/ Shujun Li
		Name:	Shujun Li
Capacity: Authorized Representative

Date: January 16, 2009	TRUSTBRIDGE PARTNERS II, L.P.
	By:	/s/ Shujun Li
		Name:	Shujun Li
Capacity: Authorized Representative

Date: January 16, 2009	TB PARTNERS GP2, L.P.
	By:	/s/ Shujun Li
		Name:	Shujun Li
Capacity: Authorized Representative

Date: January 16, 2009	TB PARTNERS GP LIMITED
	By:	/s/ Shujun Li
		Name:	Shujun Li
Capacity: Authorized Representative

EXHIBIT A
JOINT FILING AGREEMENT
     This Joint Filing Agreement (this “Agreement”) hereby confirms the agreement by and among all of the undersigned that the Schedule 13G to which this Agreement is attached as Exhibit A with respect to the beneficial ownership of the undersigned of Ordinary Shares of Yingli Green Energy Holding Company Limited is being filed on behalf of each of the undersigned. This Agreement may be executed in two or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

Date: January 16, 2009	GOLD SIGHT INTERNATIONAL LIMITED
	By:	/s/ Shujun Li
		Name:	Shujun Li
Capacity: Authorized Representative

Date: January 16, 2009	TRUSTBRIDGE PARTNERS II, L.P.
	By:	/s/ Shujun Li
		Name:	Shujun Li
Capacity: Authorized Representative

Date: January 16, 2009	TB PARTNERS GP2, L.P.
	By:	/s/ Shujun Li
		Name:	Shujun Li
Capacity: Authorized Representative

Date: January 16, 2009	TB PARTNERS GP LIMITED
	By:	/s/ Shujun Li
		Name:	Shujun Li
Capacity: Authorized Representative